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SUBSEQUENT EVENT
At a shareholder meeting on July 21, 1997, shareholders of Oppenheimer Value Stock Fund approved a reorganization of Oppenheimer Value Stock Fund with and into Oppenheimer Disciplined Value Fund. Shareholders of Oppenheimer Value Stock Fund received shares of Oppenheimer Disciplined Value Fund and Oppenheimer Value Stock Fund was liquidated. The reorganization occurred on July 25, 1997.